Community Bank System, Inc.

5790 Widewaters Parkway

DeWitt, New York 13214

February 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn:	David Lin

Jessica Livingston

Re:	Community Bank System, Inc.

Registration Statement on Form S-4

File No. 333-214961

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Community Bank System, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. ET on February 7, 2017 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Andrew P. Alin of Cadwalader, Wickersham & Taft LLP at (212) 504-6889 and that such effectiveness also be confirmed in writing.

Very truly yours,

COMMUNITY BANK SYSTEM, INC.

cc:	Andrew P. Alin, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

[Signature Page to Acceleration Request]